CORPORATE ACCESS NUMBER: 207140179

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

SUTCLIFFE RESOURCES LTD.
CHANGED ITS NAME TO ZOLOTO RESOURCES LTD. ON 2007/07/03.

REGISTRAR OF CORPORATIONS

Name Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2007/07/03

Service Request Number:             10286099
Corporate Access Number:          207140179

Legal Entity Name:	SUTCLIFFE RESOURCES LTD.
French Equivalent Name:
Legal Entity Status:	Active

Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	ZOLOTO RESOURCES LTD.
New French Equivalent Name:
Nuans Number:	89530743
Nuans Date:	2007/04/10
French Nuans Number:
French Nuans Date:

Professional Endorsement Provided:
Future Dating Required:

Annual returns are outstanding for the 2007 file year(s).

Annual Return

File Year	Date Filed
2006	2006/05/23
2005	2005/06/01
2004	2005/06/01

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Consolidation, Split, Exchange	ELECTRONIC	1999/01/05

Registration Authorized By: RICHARD J. LACHCIK (JO)
                                                    SOLICITOR